Exhibit 99.1

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Financial Statements

For The Three Months Ended January 31, 2023

(Expressed in Canadian Dollars)

(Unaudited)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	January 31, 2023	October 31, 2022
Assets
Current assets
Cash and cash equivalents	$4,498,048	$175,768
Other receivables	291,829	69,518
Short-term investment (Note 3)	180,225	264,449
Prepaid expenses	933,829	19,443
Related parties (Note 4b)	77,314	64,134

Total current assets	5,981,245	593,312

Non-current assets

Property and equipment	15,012	17,610
Intangible assets	173,840	177,797
Restricted cash	20,000	20,000
Right-of-use asset	24,340	48,768
Deferred offering costs (Note 5c)	-	270,487

Total non-current assets	233,192	534,662

Total assets	$6,214,437	$1,127,974

Liabilities

Current liabilities

Accounts payable and accrued liabilities	$900,872	$1,906,706
Due to related parties (Note 4)	143,832	281,844
Derivative liability (Note 5c(i))	-	396,597
Lease liability	27,017	52,399

Total liabilities	$1,071,721	$2,637,546

Shareholders’ equity (deficit)

Share capital and share premium (Note 5)	17,691,059	9,153,900
RSU reserve (Note 8)	742,662	672,945
Warrants (Note 6)	1,003,801	626,641
Share-based payment reserve (Note 7)	2,048,233	1,915,895
Accumulated other comprehensive loss	(33,622)	(29,004)
Accumulated deficit	(16,309,417)	(13,849,949)

Total shareholders’ equity (deficit)	5,142,716	(1,509,572)

Total liabilities and shareholders’ equity (deficit)	$6,214,437	$1,127,974

Approved and authorized for issuance on behalf of the Board on March 15, 2023:

/s/ “Alan Rootenberg”	/s/ “Adi Zuloff-Shani”
Alan Rootenberg, Director, CFO	Adi Zuloff-Shani, Director, CEO

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended
	January 31,
	2023	2022

Operating expenses
General and administrative	$1,679,546	$1,660,157
Research and development	792,460	424,262
Total operating expenses	2,472,006	2,084,419
Loss before other expenses	(2,472,006)	(2,084,419)

Finance expenses

Unrealized loss on short-term investment (Note 3)	(84,224)	–
Foreign exchange gain (loss)	42,348	(6,464)
Interest income	36,875	–
Total finance expenses	(5,001)	(6,464)

Other income
Dividend received	22,101	–
Total other incomes	22,101	–

Loss before taxes	(2,454,906)	(2,090,883)
Tax expenses	(4,562)	–
Net Loss	(2,459,468)	(2,090,883)
Other comprehensive loss for the period
Items that may be reclassified subsequently to profit or loss:
Foreign exchange differences on translation of foreign operations	(4,618)	–
Comprehensive loss	$(2,464,086)	$(2,090,883)
Loss per share (*), basic and diluted	$(1.07)	$(1.67)
Weighted average number of shares (*) for the purposes of basic and diluted loss per share	2,297,738	1,251,790

(*)	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Statements of Changes in Shareholders’ Equity (Deficit)

(Expressed in Canadian Dollars)

(Unaudited)

	Share capital and share premium				Share-based	Accumulated other		Total
	Number of shares (*)	Amount	RSU reserve	Warrants	payment reserve	comprehensive income	Accumulated deficit	shareholders’ equity (deficit)
Balance, October 31, 2021	1,250,833	$7,905,514	$154,000	$342,000	$839,457	$–	$(4,439,143)	$4,801,828
Shares issuable for vested RSU’s	–	–	36,000	–	–	–	–	36,000
Shares issued and issuable for services	1,333	28,800	73,003					101,803
Share-based compensation	–	–	–	–	218,974	–	–	218,974
Net loss for the period	–		–	–	–	–	(2,090,883)	(2,090,883)
Balance, January 31, 2022	1,252,166	$7,934,314	$263,003	$342,000	$1,058,431	$–	$(6,530,026)	$3,067,722

Balance, October 31, 2022	1,319,770	$9,153,900	$672,945	$626,641	$1,915,895	$(29,004)	$(13,849,949)	$(1,509,572)
Net loss for the period	–	–	–	–	–	-	(2,459,468)	(2,459,468)
Foreign currency translation gain	–	–	–	–	–	(4,618)	–	(4,618)
Total comprehensive loss for the period	–	–	–	–	–	(4,618)	(2,459,468)	(2,464,086)
Public offering (Note 5c(i))	1,153,847	8,089,751	–	376,851	–	–	–	8,466,602
Shares and warrants issuable to Medigus (Note 5c(i))	–	396,288	–	309	–	–	–	396,597
Shares issued from RSUs (Note 5c(ii))	4,824	51,120	(51,120)	–	–	–	–	-
Shares for services (Notes 11a, 11c)	–	–	46,832	–	–	–	–	46,832
RSU’s vested (Note 8(i))	–	–	74,005	–	–	–	–	74,005
Share-based compensation (Note 7)	–	–	–	–	132,338	–	–	132,338
Balance, January 31, 2023	2,478,441	$17,691,059	$742,662	$1,003,801	$2,048,233	$(33,622)	$(16,309,417)	$5,142,716

(*)	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts have been retroactively restated for all periods presented.

(The accompanying notes are an integral part of these condensed interim consolidated financial statements)

CLEARMIND MEDICINE INC.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	Three months ended	Three months ended
	January 31,	January 31,
	2023	2022

Operating activities
Net loss	$(2,459,468)	$(2,090,883)

Adjustments for:
Amortization of intangible assets	3,957	10,102
Amortization of right-of-use asset	18,399	–
Interest on lease liability	2,324	–
Dividend received	22,101	–
Depreciation of property and equipment	2,607	2,040
Share-based compensation	253,175	356,777
Unrealized loss on short-term investment	84,224	–
Tax expenses	4,562	–

Movements in working capital:
Decrease (increase) in amounts receivable	(257,592)	37,821
Decrease (increase) in prepaid expenses	(914,386)	62,634
Decrease in accounts payable and accrued liabilities	(739,909)	(202,805)
Increase (decrease) in due to related parties	(138,012)	37,459
Net cash used in operating activities	(4,118,018)	(1,786,855)

Financing activities
Proceeds from issuance of shares, net (Note 5c(i))	8,466,602	–
Repayment of lease liabilities	(21,281)	–

Net cash provided by financing activities	8,445,321	–
Effect of foreign exchange rate changes	(5,023)	(404)
Net increase (decrease) in cash and cash equivalents	4,322,280	(1,787,259)
Cash and cash equivalents at beginning of period	175,768	4,599,437
Cash and cash equivalents at end of period	$4,498,048	$2,812,178

Supplementary disclosure of cash flow information:
Cash received for interest	$36,875	$–
Non-cash financing and investing activities
Derivative liability converted to equity (Note 5c(i))	$396,597	$–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of Operations and Going Concern

a.	Clearmind Medicine Inc. (formerly Cyntar Ventures Inc.) (the “Company”) was incorporated in the province of British Columbia on July 18, 2017. The Company changed its name from Cyntar Ventures Inc. to Clearmind Medicine Inc. on March 24, 2021. The Company’s previous business was carrying out mining exploration operations and was involved in the exploration of the Lorn mineral property located in the Clinton and Lillooet Mining Divisions of British Columbia. Effective May 18, 2021, the Company is in the business of researching, developing and marketing proprietary formulations of psychedelic designer therapeutics with an initial focus of developing products. The Company’s head office is located at Suite 101, 1220 West 6th Avenue, Vancouver, BC, V6H 1A5. The Company’s Israeli subsidiary (Clearmindmed Ltd.) provides research and development services to the Company.

On November 14, 2022, the Company completed a public offering for aggregate gross proceeds of US$7.5 million and up listing to the Nasdaq Capital Market (“Nasdaq”), see note 5c. The Company trades under the symbol CMND on both the Nasdaq and the Canadian Securities Exchange (“CSE”) in Toronto.

b.	Going concern

These condensed interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. For the three months ended January 31, 2023, the Company has not generated any revenues and has negative cash flow from operations of $4,118,018. As of January 31, 2023, the Company has an accumulated deficit of $16,309,417. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing through debt or equity. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors may cast substantial doubt on the Company’s ability to continue as a going concern. These condensed interim consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern.

c.	Reverse share split

On September 30, 2022, the Company’s Board of Directors approved a 1-for-30 reverse split of its issued and outstanding ordinary shares, effective as of September 30, 2022, pursuant to which holders of the Company’s ordinary shares received 0.0333 of an ordinary share for every one ordinary share.

All issued and outstanding ordinary shares or instruments convertible into ordinary shares contained in these financial statements have been retroactively adjusted to reflect the reverse share split for all periods presented, unless explicitly stated otherwise.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

2.	Significant Accounting Policies

a.	Basis of Presentation

The accompanying condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) on a going concern basis.

These condensed interim consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Clearmindmed Ltd. and Clearmind Labs Ltd. (inactive). All inter-company balances and transactions have been eliminated on consolidation.

These condensed interim consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities (including derivatives) which are presented at fair value through profit or loss (“FVTPL”), and are presented in Canadian dollars, which is the Company’s functional currency.

b.	Unaudited Interim Financial Information

Certain information and footnote disclosures normally included in financial statements prepared in accordance with IFRS have been condensed or omitted from this report, as is permitted by such rules and regulations. Accordingly, these condensed financial statements should be read in conjunction with the audited financial statements as of and for the year ended October 31, 2022 and the notes thereto (the “2022 Annual Report”).

The unaudited condensed financial statements have been prepared on the same basis as the audited financial statements. In the opinion of the Company’s management, the accompanying unaudited condensed financial statements contain all adjustments that are necessary to present fairly the Company’s financial position and results of operations for the interim periods presented. The results for the three months ended January 31, 2023 are not necessarily indicative of the results for the year ending October 31, 2023, or for any future period.

As of January 31, 2023, there have been no material changes in the Company’s significant accounting policies from those that were disclosed in the 2022 Annual Report.

c.	Significant Accounting Estimates and Judgments

The preparation of consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets, liabilities, income, and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

2.	Significant Accounting Policies (continued)

c.	Significant Accounting Estimates and Judgments (continued)

Significant Estimates

Share-based Compensation

Fair values are determined using the Black-Scholes option pricing model. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and, therefore, existing models do not necessarily provide reliable measurement of the fair value of the Company’s stock options.

Significant Judgments

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Going Concern

The application of the going concern assumption requires management to take into account all available information about the future, which is at least but not limited to, 12 months from the year end of the reporting period. The Company is aware that material uncertainties related to events or conditions may cast significant doubt upon the Company’s ability to continue as a going concern.

3.	Short-term Investment

As of January 31, 2023, the Company holds 27,778 common shares of Medigus Ltd (“Medigus”) (approximately 0.11%) with a total fair value of $180,225. The fair value of common shares held was determined by reference to public price quotations in an active market.

	October 31, 2022	Additions	Unrealized loss	January 31, 2023

Medigus Ltd. – Shares	$264,449	$-	$(84,224)	$180,225

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

4.	Related Party Transactions

a.	Compensation to key management personnel

(i)	The compensation to key management personnel for employment services they provide to the Company is as follows:

	Three months ended	Three months ended
	January 31,	January 31,
	2023	2022

Officers:
Consulting fees	$190,374	$127,859
Share based compensation	59,933	147,424
	$250,307	$275,283
Directors:
Directors’ fees	$73,581	$24,000
Share based compensation	59,465	14,979
	$133,046	$38,979

(ii)	Balances with related parties

	January 31,	October 31,
	2023	2022
Amounts owed to officers	$124,257	$185,830
Amounts owed to directors	19,575	96,014
	$143,832	$281,844

b.	On March 7, 2022, the Company signed an agreement with SciSparc, pursuant to which the Company and SciSparc agreed to cooperate in conducting a feasibility study using certain molecules developed by each party (the “Cooperation Agreement”). Certain of the Company’s officers and directors currently operate, manage or are engaged as officers and/or directors of SciSparc, which may have similar or different objectives than the Company’s. Such activities could detract from the time these people have to allocate to the Company’s affairs. To date, no determination has been made to pursue the joint venture and the development of the research activities with SciSparc remains in a very early stage. For the three months ended January 31, 2023, the Company received $13,180 as a reimbursement for research and development expenses conducted within the framework of the Cooperation Agreement. As of January 31, 2023, $77,314 is owed to the Company.

c.	The Company shares office space with SciSparc.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

5.	Share Capital

a.	The Company’s authorized share capital is unlimited common shares without par value share. As of January 31, 2023, the number of shares issued and outstanding are 2,478,441 (October 31, 2022 - 1,319,770).

b.	On September 30, 2022, the Company effected a 1-for-30 share consolidation (reverse share split) of its issued and outstanding shares. All share amounts and instruments convertible into shares have been retroactively restated for all periods presented.

c.	Share transactions during the three months ended January 31, 2023:

(i)	On November 14, 2022, the Company completed an underwritten public offering of 1,153,847 shares at a price to the public of US$6.50 per share (CAD$8.65), for aggregate gross proceeds of US$7.5 million, prior to deducting underwriting discounts and offering expenses. The offering closed on November 17, 2022. Net proceeds received were $8,466,602.

In addition, the Company granted Aegis Capital Corp. (“Aegis”), who acted as the underwriters for the deal, a 45-day option to purchase up to 173,077 additional common shares, equal to 15% of the number of shares sold in the offering solely to cover over-allotments, if any (“Over-Allotment”). The public purchase price per additional common share would have been US$6.50 per share (CAD$8.65). The Over-Allotment was not exercised.

Aegis received 57,692 underwriter warrants, each such warrant entitling the agents to receive one common share upon payment of US $8.125 per share, exercisable six months after the commencement of sales of this offering and expiring on a date which is no more than five years after the commencement of sales of the offering. The fair value for underwriter warrants total of $376,851 and have been credited to the warrant reserve. The fair value has been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

Risk-free interest rate	1.43%
Expected life (in years)	5
Expected volatility	107%

In connection with the offering, the Company’s common shares were approved for listing on the Nasdaq and began trading on the Nasdaq under the symbol “CMND” on November 15, 2022.

Following the public offering, Medigus were entitled to receive 44,829 shares and 2,241 warrants pursuant to an anti-dilution clause included in the agreement signed between the Company and Medigus on June 29, 2022.

The anti-dilution feature was recorded as a derivative liability as of October 31, 2022 and has been classified to equity upon completion of the IPO.

(ii)	On January 16, 2023, 4,824 shares were issued in respect of RSU’s that had been fully vested. The RSU’s had a fair value of $51,120 at the time of issuance.

(iii)	During the three months ended January 31, 2023, pursuant to existing commitments detailed in notes 11c and 11a, the Company is committed to issue 9,386 shares with a fair value of $46,832 to two service providers. As of the date of this report, these shares have not been issued.

d.	Share transactions during the three months ended January 31, 2022:

On November 26, 2021, the Company issued 1,333 common shares with a fair value of $28,800. The amount is in respect of services provided by the Chief Scientific Officer in prior periods (Note 11(a)) and therefore the amounts has been reclassified from RSU reserve to Share Premium.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

6.	Share Purchase Warrants

The following table summarizes the continuity of the Company’s share purchase warrants:

	Number of warrants	Weighted average exercise price

Balance, October 31, 2021 and January 31, 2022	526,666	$21.84

Issued	66,245	60.00

Balance, October 31, 2022	592,911	26.10

Issued (note 5c(i))	57,692	10.85

Balance, January 31, 2023	650,603	$24.75

As of January 31, 2023, the following share purchase warrants were outstanding:

Number of warrants outstanding	Exercise price		Expiry date

250,000	$4.50		April 22, 2024
276,666	$37.50		December 22, 2022
66,245	$60.00		August 14, 2023
57,692	$10.85	(*)	November 17, 2027

650,603

(*)	Exercise price is USD$8.125.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

7.	Stock Options

On September 1, 2021, the Company implemented a stock option plan pursuant to which stock options may be granted to directors, officers, employees, and consultants of the Company. The Board of directors is authorized to grant the maximum number of common shares reserved for issuance in any 12-month period to anyone, optionee, other than a consultant may not exceed 5% of the issued and outstanding common shares at the date of the grant. The maximum number of common shares reserved for issuance in any 12-month period to any consultant may not exceed 2% of the issued and outstanding common shares at the date of the grant and the maximum number of common shares reserved for issuance in any 12-month period to all persons engaged in investor relations activities may not exceed 2% of the issued and outstanding number of common shares at the date of the grant.

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price

Outstanding, October 31, 2021	111,889	$20.67

Granted (i)	86,333	20.68

Cancelled (ii)	(40,556)	21.56

Outstanding, October 31, 2022 and January 31, 2023	157,666	$20.45

Exercisable, January 31, 2023	82,389	$20.33

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

7.	Stock Options (continued)

Additional information regarding stock options outstanding as of January 31, 2023, is as follows:

	Outstanding			Exercisable
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price

$5.55	16,000	3.32	$5.55	8,000	$5.55
$16.80	29,333	9.01	16.80	14,389	16.80
$20.40	12,667	8.86	20.40	12,667	20.40
$22.50	35,000	3.31	22.50	18,750	22.50
$23.40	6,000	6.24	23.40	2,750	23.40
$24.00	31,333	9.01	24.00	10,444	24.00
$24.90	4,000	3.64	24.90	4,000	24.90
$25.20	20,000	3.42	25.20	10,000	25.20
$30.00	3,333	8.86	30.00	1,389	30.00

	157,666	6.20	$20.45	82,389	$20.33

The fair value for stock options previously granted to certain consultants for ongoing services measured during the period have been estimated using the Black-Scholes option pricing model assuming no expected dividends or forfeitures and the following weighted average assumptions:

	2023	2022

Risk-free interest rate	2.60%-2.72%	1.58%
Expected life (in years)	5.38	5.91
Expected volatility	91.81%-94.66%	94%

The portion of the total fair value of stock options expensed during the three months ended January 31, 2023, was $132,338 (2022 - $218,974) which was recorded as share-based payment reserve and charged to operations. The weighted average fair value of stock options granted during the three months ended January 31, 2023 was $3.02 per share (no options were granted during the three months ended January 31, 2023).

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

8.	Restricted Share Units

On August 4, 2021, the Company approved an RSU plan, which is designed to provide certain directors, officers, employees, and consultants of the Company with the opportunity to acquire RSU’s of the Company. Each unit is equivalent in value to a common share and upon vesting results in the holder thereof being issued, at the discretion of the Board, either (i) a common share, or (ii) an amount of cash equal to the fair market value of a common share.

During the three months ended January 31, 2023, the Company recognized RSU reserve of $466,314 (2021 - $190,000) related to vested RSU’s.

The following table summarizes the continuity of RSUs:

	Number of RSUs	Weighted average issue price

Balance, October 31, 2021	–	$–

Granted	35,328	10.55
Vested	(35,328)	10.55

Balance, October 31, 2022	–	$–

Granted (i)	14,774	5.01
Vested	(14,774)	5.01

Balance, January 31, 2023	–	$–

(i)	During the three months ended January 31, 2023, the Company issued 14,774 RSU’s with a fair value of $74,005 to consultants.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

9.	Financial Instruments and Risk Management

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of January 31, 2023, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance January 31, 2023
Short-term investment	$180,225	$–	$–	$180,225

Assets and liabilities measured at fair value on a recurring basis were presented on the Company’s statement of financial position as of October 31, 2022, as follows:

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Balance October 31, 2022
Short-term investment	$264,449	$–	$–	$264,449
Derivative liability	–	396,597	–	396.597

The fair value of other assets and liabilities, which include cash, amounts receivable, accounts payable and accrued liabilities, and amounts due to related parties, approximate their carrying values due to the relatively short-term maturity of these instruments.

b.	Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and other receivables. The Company limits its exposure to credit loss by placing its cash with high credit quality financial institutions. The carrying amount of financial assets represents the maximum credit exposure.

c.	Foreign Exchange Rate Risk

Foreign currency risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that monetary assets and liabilities are denominated in a foreign currency. The Company’s subsidiary operates in Israel and has certain monetary financial instruments denominated in NIS and U.S dollars. The Company has not entered into foreign exchange rate contracts to mitigate this risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as of January 31, 2023. The table below also provides a sensitivity analysis of a 10% strengthening of the foreign currency against functional currencies identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10% weakening of the foreign currency against the functional currencies would have had the equal but opposite effect as of January 31, 2023.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

9.	Financial Instruments and Risk Management (continued)

c.	Foreign Exchange Rate Risk (continued)

Cash	$4,491,696
Amounts receivable	161,758
Accounts payable and accrued liabilities	(888,123)
Due to related parties	(112,957)
Total foreign currency financial assets and liabilities	$3,652,374

Impact of a 10% strengthening or weakening of foreign exchange rate	$365,237

d.	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is not exposed to significant interest rate risk as it does not have any liabilities with variable rates.

e.	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective to managing liquidity risk is to ensure that it has sufficient liquidity available to meet its liabilities when due. The Company relies on raising debt or equity financing in a timely manner.

The following amounts are the contractual maturities of financial liabilities as of January 31, 2023 and October 31, 2022:

January 31, 2023	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$900,872	$900,872	$–
Due to related parties	143,832	143,832	–
Lease liability	27,017	27,017	–
	$1,071,721	$1,071,721	$–

October 31, 2022	Total	Within 1 year	Within 2-5 years

Accounts payable and accrued liabilities	$1,906,706	$1,906,706	$–
Due to related parties	281,844	281,844	–
Derivative liability	396,597	396,597
Lease liability	52,399	52,399
	$2,637,546	$2,637,546	$–

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

10.	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern and to provide returns to shareholders and benefits to other stakeholders. The capital structure of the Company consists of cash and equity comprised of issued share capital, RSU reserve, warrants reserve, and options reserve.

The Company manages its capital structure and makes adjustments to it in light of economic conditions. The Company, upon approval from its Board of Directors, will balance its overall capital structure through new share issuances or by undertaking other activities as deemed appropriate under the specific circumstances.

The Company is not subject to externally imposed capital requirements and the Company’s overall strategy with respect to capital risk management remains unchanged from the three months ended January 31, 2023.

11.	Commitments

a.	On November 1, 2020 (as amended on May 12, 2021), the Company entered into an agreement to acquire the rights, title, and interest in certain patents and patent applications in exchange for entering into a consulting services agreement with the consultant. The consultant will become the Company’s scientific consultant and will be compensated with a monthly fee of $5,000 starting on February 1, 2021. The Company is to issue the consultant 16,000 common shares in equal instalments, at the end of each quarter, commencing with the ending of the first complete quarter after the date on which the Canadian Securities Exchange (“Listing Date”) has provided its final approval to the Company’s change of business, over a period of three years. The Company is to also grant the consultant 16,000 stock options which will be exercisable at $5.55 per common share (granted). The stock options will vest in equal parts at the end of each quarter commencing with the ending of the first complete quarter after the Listing Date, over a period of three years. During the three months ended January 31, 2023, the Company recognized share-based compensation of $6,549 (2021 - $nil) related to the RSU reserve pursuant to the agreement. As of January 31, 2023, the Company has issued 2,667 (2021 – $nil) common shares pursuant to the agreement.

b.	Effective January 1, 2022, the Company entered into advisory agreements with three advisors of the Company, whereby the Company agreed to issue each consultant 666 RSU’s at the end of each month commencing January 31, 2022, for an initial term of 12 months. During the three months ended January 31, 2023, the Company recognized share-based compensation of $30,280 related to RSU’s. As of January 31, 2023, a total of 26,000 shares are issuable to the 3 advisors in consideration for 13 months of services.

c.	On March 1, 2022, the Company entered into an advisory agreement with a consultant, whereby the Company agreed to pay the consultant ILS 20,000 ($7,752) and 666 RSU’s per month for a period of 12 months. During the three months ended January 31, 2023, the Company recognized share-based compensation of $10,093 related to RSU’s. As of January 31, 2023, a total of 7,333 shares are issuable to the advisor in consideration for 11 months of services.

CLEARMIND MEDICINE INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in Canadian Dollars)

(Unaudited)

11.	Commitments (continued)

d.	On March 14, 2022, the Company entered an agreement with a consultant, whereby the Company agreed to issue the consultant RSU’s equivalent to US$10,000 per month for a period of three months. The term is automatically renewed unless terminated by the Company with three days’ written notice within the initial term or thirty days in a subsequent term. From January 1, 2023, the agreement was amended to $5,000 per month. His agreement is still in effect. During the three months ended January 31, 2023, the Company recognized share-based compensation of $33,631 related to RSU’s. As of January 31, 2023, a total of 6,774 shares are issuable to the advisor in consideration for 10 months of services.

e.	On May 23, 2022, the Company entered an agreement with a consultant, whereby the Company agreed to issue the consultant RSU’s equivalent to US$10,000 per month for a period of three months. The term is automatically renewed unless terminated by the Company with three days’ written notice within the initial term or thirty days in a subsequent term. During the three months ended January 31, 2023, the Company recognized share-based compensation of $40,283 related to RSU’s.

12.	Segmented Information

As of January 31, 2023, the Company has one operating segment, research and development of psychedelic medicine, which takes place primarily in Israel.

The Company’s non-current assets by geographical location are as follows:

January 31, 2023	Canada	United States	Europe	Asia	Total

Intangible assets	$–	$52,152	$52,152	$69,536	$173,840
Property and equipment	–	–	–	15,012	15,012
Restricted cash	20,000	–	–	–	20,000
ROU asset	–	–	–	24,340	24,340
	$20,000	$52,152	$52,152	$108,888	$233,192

October 31, 2022	Canada	United States	Europe	Asia	Total

Intangible assets	$–	$53,339	$53,339	$71,119	$177,797
Property and equipment	–	–	–	17,610	17,610
Restricted cash	20,000	–	–	–	20,000
ROU asset	–	–	–	48,768	48,768
Deferred offering costs	–	270,487	–	–	270,768
	$20,000	$323,826	$53,339	$137,497	$534,662

13.	Subsequent Events

On February 22, 2023, 12,006 shares were issued in respect of fully vested RSU’s that had been fully vested. The RSU’s had a fair value of $141,071 at the time of issuance.